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	SWILLIAMS@SIDLEY.COM (312) 853-7783	FOUNDED 1866

August 2, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Sally Holdings, Inc. Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of New Sally Holdings, Inc., a Delaware corporation (“New Sally”), transmitted herewith through the SEC’s EDGAR filing system is New Sally’s Registration Statement on Form S-4 (the “New Sally Registration Statement”). New Sally is currently a wholly-owned subsidiary of the NYSE listed company Alberto-Culver Company (Commission File No. 1-5050).

The New Sally Registration Statement contains a proxy statement/prospectus-information statement, which relates to the proposed separation of Alberto-Culver into two separate, publicly-traded companies: New Sally and New Aristotle Holdings, Inc., a Delaware corporation and currently a wholly-owned subsidiary of Alberto-Culver Company (“New Aristotle”). New Aristotle will be filing a Form 10 Registration Statement which will contain the same proxy statement/prospectus-information statement included in the New Sally Registration Statement. The separation will be accomplished through (i) a holding company merger whereby a subsidiary of New Sally merges with and into Alberto-Culver and shares of Alberto-Culver common stock are converted into shares of New Sally common stock (the “Holding Company Merger”) and (ii) the subsequent spin-off of New Aristotle through the distribution by New Sally to holders of its common stock of New Aristotle common stock. As noted in the proxy statement/prospectus-information statement, there are a number of other transactions involved in the separation.

Upon the effectiveness of the Registration Statements, the proxy statement/prospectus-information statement included therein will constitute (i) a Proxy Statement of Alberto-Culver for its Special Meeting to approve the separation, (ii) a Prospectus of New Sally relating to the issuance of its shares to current Alberto-Culver stockholders in connection with the Holding Company Merger and (iii) an Information Statement of New Sally relating to the distribution of shares of New Aristotle common stock to holders of New Sally common stock.

If you wish to discuss the New Sally Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-7783 or David Zampa at (312) 853-4573. My fax number is (312) 853-7036.

Very truly yours,

/s/ Scott R. Williams

Scott R. Williams

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships